[UPS Letterhead]
October 17, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Daniel Morris, Division of Corporation Finance

Re:	United Parcel Service, Inc.
Definitive 14A
Filed March 19, 2007
File No. 001-15451
Dear Mr. Morris:
          We have set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) to your letter dated August 21, 2007, concerning the United Parcel Service, Inc. (the “Company”) proxy statement for the 2007 Annual Meeting of Shareholders.
          For your convenience, we have repeated each comment prior to the response.
Role of Compensation Consultant, page 16

Comment 1:	Please expand your discussion of the functions performed by your compensation consultants to address the nature and scope of the consultants’ assignments, including your consultants’ roles in determining and recommending compensation, and any other material elements of the consultants’ functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response 1:	We confirm that the Compensation Committee engaged Mercer Human Resources Consulting, Inc. (“Mercer”) to provide input on the various compensation considerations for our named executive officers for 2006. As stated on page 16 of the proxy statement, Mercer provided the following services with respect to executive and director compensation:

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October 17, 2007

•	independent tabulation and reporting of the CEO, board and committee performance evaluations;

•	independent analysis of information on emerging market trends and best practices for a balanced compensation program; and

•	independent review and assessment of the Compensation Discussion and Analysis.

The Compensation Committee’s consultant serves as a resource to provide independent market data and advice to support the Compensation Committee in determining compensation. While the Compensation Discussion and Analysis mentions Towers Perrin and Hewitt Associates, these consultants were not engaged by the Company or the Compensation Committee to provide input on the various compensation considerations for our named executive officers; rather, we purchased third-party compensation survey data from them.

We believe the disclosure on page 16 of the proxy statement is responsive to the requirements of Item 407(e)(3)(iii) of Regulation S-K.
Compensation Philosophy and Principles, page 16

Comments 2:	Please disclose in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Also, identify the companies whose data was included in the “blended survey data” referenced on page 16. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for each benchmarked element of compensation in 2006.

Response 2:	On page 16 of the proxy statement, we list 23 companies that comprise the peer group considered in determining the compensation to be paid to our CEO and directors. The “blended survey data” is that of the same peer group companies on a consolidated basis, rather than by individual company. This data was purchased in 2006 from the Towers Perrin CDB Executive Compensation Database. The Compensation Committee identified the following criteria to establish the peer group:
industry leadership, revenue, number of employees, geographic footprint and relevant competitors. Based on these criteria, management identified the peer group companies, which were approved by the Compensation Committee. The peer group data was considered by the Compensation Committee in determining the compensation to be paid to the named executive officers. Total compensation for the UPS named executive officers ranged from 40 to 68 percent lower than the median of the peer company data, placing the UPS named executive officers closer to the 25th percentile of the market than the median.

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October 17, 2007

While we consider benchmark data on individual elements of compensation, our focus is on total compensation. In addition, while our proxy statement describes a benchmark assessment of compensation levels for the named executive officers, the Compensation Committee does not target compensation for the officers at any particular percentile or quartile based on the peer group data. Rather, the Compensation Committee reviews the information as one of many elements it considers in making compensation decisions. Other factors considered by the Committee include the Company’s overall compensation philosophy for all employees, the relative positioning of pay for the executive officers compared to all employees and overall retention power of the Company’s total compensation plan.

In future filings, we will disclose in greater detail how the benchmark companies were selected, whether we engaged in any benchmarking of total compensation or any material element of compensation, and if so, the benchmark and its components.
Elements of Compensation, page 21

Comment 3:	Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation. For example, you have only briefly discussed the chief executive officer’s performance and have not discussed the performance of your other named executive officers. As another example, see the limited analysis on pages 23-24 of how your option and restricted performance unit awards were determined. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(vii) of Regulation S-K. Please disclose the specific factors considered by the committee ultimately approving each element of the named executive officer’s compensation package and explain why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response 3:	We acknowledge the staff’s comment, and in future filings we will expand our disclosure to include, among other things, an expanded analysis of the elements and levels of compensation paid to the named executive officers, how we arrived at and why we paid the level and form of compensation, and more analysis and insight into how the Compensation Committee makes actual payout determinations and factors considered by the Compensation Committee in approving the compensation packages for the named executive officers. Where compensation decisions are materially similar, in accordance with Section II.B.1 of Commission Release No. 33-8732A, the discussion may group together

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October 17, 2007

executive officers. Where compensation decisions are materially different among the named executive officers, we will discuss the decisions separately.

Comment 4:	Throughout your disclosure you state that your compensation mix and allocation practices, and your compensation levels, are designed to be “appropriate.” In each instance, please disclose the specific percentages and amounts and explain the processes and procedures by which you determined “appropriateness.”

Response 4:	The Compensation Committee does not use specific numerical targets or thresholds to determine compensation, and therefore does not use numerical targets or thresholds to determine whether that compensation is appropriate. As described in our response to comment 2, our Compensation Committee is provided with benchmark data on individual elements of compensation, though the focus of the review of the data is on total compensation. The Compensation Committee does not apply any specific formula to determine whether an individual element of compensation is appropriate, or whether total compensation is appropriate. Rather, the Compensation Committee considers the overall compensation philosophies and principles described on pages 16 through 19 of the proxy statement, the peer data provided to it and its own experience and judgment in determining the compensation paid to the named executive officers. Overall, the 2006 review of peer group data indicates the total compensation for the named executive officers is closer to the lower quartile of pay, ranging from 40 to 68 percent below the median of the peer companies. In future filings, we will undertake to review the characterization of our compensation mix and allocation practices and our compensation levels as “appropriate.”

Comment 5:	Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response 5:	Individual performance is considered in determining base salary increases. Unlike our short- and long-term incentive compensation, we do not enumerate formal specific performance targets or goals for the named executive officers that are communicated to them at the beginning of the year and evaluated at the end of the performance period. Rather, the Compensation Committee considers many general factors about the individual, such as leadership qualities demonstrated, contributions by the individual that influenced business and operations performance and strategic vision and other long-term decision-making skills of the individual. The Compensation Committee does not allocate any particular weighting to any individual performance element. In addition, because other elements of compensation are calculated in reference to or as a multiple of base

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October 17, 2007

salary, the individual performance review that results in the base salary determination also impacts incentive compensation.

In future filings, we will provide additional disclosure with respect to the categories of individual performance considered by the Compensation Committee in determining compensation for the named executive officers.
Annual Incentives, page 22

Comment 6:	Please disclose the performance targets for the MIP and LTIP. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response 6:	In the proxy statement, we generally disclosed the 2006 business elements under the MIP (without disclosing the specific target figures) and disclosed that 2006 payouts under the LTIP would be based on growth in consolidated revenue and consolidated operating return on invested capital in 2006 (without disclosing the specific target figures). In future filings, we will undertake to further describe target award levels for each of the named executive officers.

As described on page 22 of the proxy statement, the goals for the six business elements under the MIP were based on our confidential business plans. They are company-wide goals equally determinative in the MIP compensation for all of its approximately 37,000 participants, including the named executive officers, and are designed to incent certain behaviors throughout the Company’s operations. The Compensation Committee assigns no particular weight to any of the business elements, but rather uses the achievement of these goals to assess the Company’s success in implementing its overall business strategy. As such, there are an inestimable number of combinations of performance levels with respect to the business elements that could result in a payout of the target amount. We believe that the disclosure regarding MIP on page 22 of the proxy statement is sufficient to provide investors with a material understanding of the MIP.

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October 17, 2007

Likewise, there are several combinations between operating return on invested capital and revenue growth that could result in the payout of the targeted amount under the LTIP. As disclosed in the proxy statement, the LTIP was implemented in 2006. The proxy statement describes the targeted bonus payout amount, the actual payout amount and, in future filings, we expect to provide information with correlations between historical bonus practice and the incentive parameters set forth for the applicable period, thereby demonstrating the “stretch” nature of our target setting process to comply with the requirement regarding the level of difficulty of achieving the undisclosed target levels. As such, we believe that the disclosure on page 24 of the proxy statement is sufficient to provide investors with a material understanding of the LTIP.

Comment 7:	Please expand your disclosure to more fully describe the Half-Month Bonus program.

Response 7:	The half-month bonus is a discretionary cash payment, equal in amount to one-half of an employee’s monthly salary, distributed in December to all eligible salaried employees in the United States in recognition of their contribution throughout the year, but especially in the fourth quarter which is the peak of our business cycle. Each year, management determines whether company-wide performance merits the payment of the half-month bonus. If earned, the bonus is paid to all eligible employees from supervisor-level employees to the Chief Executive Officer. In future filings we will include this expanded disclosure to more fully describe the half-month bonus program.
Summary Compensation Table, page 26

Comment 8:	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Eskew differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Response 8:	On pages 16 through 20 of the proxy statement, we describe our compensation policies. We apply these compensation policies to all of our named executive officers. We note that Section II.B.1 of Commission Release No. 33-8732A states that where policies or decisions are materially similar, officers can be grouped together.

The Compensation Committee has considered the greater responsibilities of Mr. Eskew as the chief executive officer of the company. The Compensation Committee has also considered the competitive market for chief executive officer

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October 17, 2007

compensation levels, which reflects a meaningful variation between the chief executive officer and other executive positions.

In future filings, if applicable, we will describe material differences in compensation policies with respect to individual named executive officers, and if policies or decisions relating to a named executive officer are materially different than the other officers, we will disclose them on an individualized basis.
Potential Payments on Termination or Change In Control, Page 34

Comment 9:	Where appropriate, please describe and explain how you determined the appropriate payment and benefit levels for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response 9:	As described on page 34 of the proxy statement, we have not entered into any employment agreements with our named executive officers that provide for severance or change in control benefits, nor do we have separate severance or change in control agreements or arrangements with our named executive officers. If we do enter into any such employment, severance or change in control agreements or arrangements, we will undertake in future filings to disclose the information required by paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

As a company, we provide basic life insurance and death benefits to all eligible employees. These are described on page 36 of the proxy statement. Our named executive officers participate in these benefits to the same extent as all other eligible employees.

The only plan that provides for benefits upon a change in control, retirement, death or disability that is not provided generally to all employees is the Incentive Compensation Plan. Under the plan, equity awards generally vest upon a change in control, or upon the participant’s retirement, death or disability. Approximately 37,000 employees currently hold equity awards under this plan. Our named executive officers participate in these benefits to the same extent as all other persons that hold equity awards under the plan.

As disclosed in the footnotes to the tables on page 34 through 36, Messrs. Eskew, Davis and Winestock accepted the Restoration Plan Rollover Option (“RPRO”), which was offered from 1999 through 2002 to certain level executives during this time period. Mr. Beystehner was eligible to participate in the RPRO but elected not to participate, and Mr. Abney was not eligible to participate. In the footnotes

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October 17, 2007

to the tables, we cross-reference to a description of RPRO in the “2006 Pension Benefits” section. In future filings, we will expand our discussion of the RPRO features in the “Potential Payments on Termination or Change in Control” section and provide more details regarding who was eligible for this program and how the amounts were determined, or cross-reference to other sections where we disclose this information. Specifically, we will explain and quantify the RPRO benefit in comparison to the UPS Excess Coordinating Plan benefit, as these two benefits must be examined in their entirety in conjunction with the UPS Retirement Plan when comparing pension benefits of our named executive officers.

Comment 10:	Please consider adding appropriate rows to aggregate the amount of benefits a named executive officer would receive upon change in control.

Response 10:	In future filings, we will consider adding appropriate rows to aggregate the amount of benefits a named executive officer would receive as a result of a termination, change in control, retirement, death or disability.
Related Person Transactions, page 39

Comment 11:	Please disclose your policies with respect to related persons transactions. Although we note your disclosure in this section, we believe additional detail regarding the review and approval of related person transactions is necessary. For example, please provide additional disclosure related to the types of transaction covered and the standards to be applied. Refer to Item 404 of Regulation S-K.

Response 11:	In 2006, there were no related party transactions in which the company was a participant and in which any director or executive officer or a related person had a direct or indirect material interest. In future filings, we will provide additional detail regarding the review and approval of related party transactions.

As described on page 39 of the proxy statement, our Audit Committee is responsible for overseeing the Code of Business Conduct. The code requires that all of our employees and directors avoid conflicts of interest, defined as situations where the person’s private interests conflict, or even appear to conflict, with the interests of UPS as a whole.

At least annually, each director and executive officer completes a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which UPS is involved and in which the executive officer, a director or a related person has a direct or indirect material interest. We also conduct a review, at least annually, of our financial systems to determine whether a director, or a company employing a director, engaged in transactions with us during the fiscal year.

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The Nominating and Corporate Governance Committee, which is composed of independent directors, conducts an annual review of the information from the questionnaire and financial systems review, evaluates related party transactions (if any) involving the directors and their related persons and makes recommendations to the board of directors regarding the independence of each board member.

If a transaction arises during the year that may require disclosure under Item 404(a) of Regulation S-K, information about the transaction would be provided to the Audit Committee and the Nominating and Corporate Governance Committee, as applicable, for review, approval or ratification of the transaction.
* * * * *
          In connection with its responses set forth herein, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to call the undersigned at (404) 828-4729 with any questions concerning our responses to the staff’s comments.

Very truly yours,
/s/ Teri P. McClure
Teri P. McClure
Senior Vice President, General Counsel and Corporate Secretary